CIBT EDUCATION GROUP INC.

International Head Office:

Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

CIBT Acquires Tourism Training Institute

April 30th 2008 Marketwire: CIBT Education Group Inc. (TSX.V: MBA; AMEX: MBA) is pleased to report that it has acquired Tourism Training Institute (“TTI”), an accredited education institution headquartered in Vancouver, Canada with branch offices in Beijing, China.  TTI is an established educator and has been in operation for 19 years in Vancouver’s Lower Mainland and for 4 years in China. CIBT has acquired selective assets including approvals but no liabilities, of TTI.  TTI’s Canadian operations will be integrated with Sprott-Shaw Community College (“SSCC”), a subsidiary of CIBT.  TTI’s operations in Beijing will be consolidated with CIBT operations in China.

Post acquisition, TTI will become a specialist in the CIBT Education Group of companies by focusing on specialized degree and diploma programs such as hotel management, travel tourism, gaming and resort management, convention management, flight attendant training and other hospitality programs in China and Asia Pacific.  Senior management from TTI will be retained to continue the TTI operations and expand this new division for CIBT, as well as providing professional advice to CIBT’s Canadian subsidiary, SSCC.  TTI’s exclusive distribution rights for the Educational Institute of the American Hotel & Lodging Association Licenses (AHLA-EI) and its Chinese language curricula will become valuable assets in growing CIBT’s travel and tourism division.

“According to tourism industry reports, China and other neighboring countries/cities such as South Korea, Hong Kong, Macau and Thailand are expecting significant growth in the travel tourism sector in the coming years,” commented Toby Chu, Vice-Chairman and CEO of CIBT. “Our acquisition of TTI is intended to increase our revenue, reduce the learning curve for our new division, and expand the breadth and depth of our management expertise.”

About Tourism Training Institute:

Setting global standards, TTI is a world leader in the development, and delivery of tourism educational systems from entry to management levels.  TTI delivers on a single promise - to provide students with marketable skills in an increasingly automated and competitive world.  Tourism is now the world's largest and fastest growing industry.  The skills learned at TTI are transferable across North America, into Europe and the emerging destinations in the Asia-Pacific region.  The Tourism Training Institute provides professional education designed to help people of diverse backgrounds learn new skills and advance existing careers.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 45 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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